Prospectus Supplement No. 3 to
Prospectus dated April 27, 2006
Registration No. 333-132635
Filed pursuant to Rule 424(b)(3)

EAGLE BROADBAND, INC.

Supplement No. 3
TO
Prospectus Dated April 27, 2006

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This Prospectus Supplement supplements our Prospectus dated April 27, 2006, as supplemented by Prospectus Supplement No. 1, dated May 5, 2006, and Prospectus Supplement No. 2, dated May 22, 2006, relating to the offer and sale from time to time of up to 690,873 shares of our common stock for the account of the shareholder named in the Prospectus. This Supplement amends and supplements certain information contained in the Prospectus. We encourage you to read this Supplement carefully with the Prospectus and all previous supplements.

Eagle is a provider of broadband, Internet Protocol (IP) and communications technology and services that aim to create new revenue opportunities for broadband providers and enhance communications for government, military and corporate customers. We leverage years of proven experience delivering advanced IP-based broadband services to provide service provider partners with a way to deliver advanced entertainment, communications and security services to their customers. Our product offerings include IPTVComplete™, a fast, low cost way for broadband providers to deliver competitive IP video services; the MediaPro line of standard and high definition IP set-top boxes that enable broadband providers and hotel operators to maximize revenues by delivering advanced interactive entertainment services; and the SatMAX® satellite communications system that provides civilian government, military, homeland security and corporate customers with reliable, non-line-of-sight, satellite-based voice and data communications from any location on Earth.

Our common stock is listed on the American Stock Exchange under the symbol “EAG.” On July 20, 2006, the last sales price of our common stock as reported on the American Stock Exchange $0.70 per share. The shares of common stock offered pursuant to this prospectus have been approved for trading on the American Stock Exchange.

The selling shareholder, Dutchess Private Equities Fund, L.P., is an underwriter within the meaning of the Securities Act of 1933, as amended.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors listed in the Prospectus and this Supplement before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 28, 2006

Quarterly Report on Form 10-Q

On July 17, 2006, we filed our Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2006. We hereby incorporate by reference into this Supplement and the Prospectus the Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2006.

Current Reports on Form 8-K

On July 19, 2006, we filed a Current Report on Form 8-K disclosing the issuance of a press release announcing our operating results for the third quarter of fiscal year 2006 ended May 31, 2006. We hereby incorporate by reference into this Supplement and the Prospectus the Current Report on Form 8-K filed on July 19, 2006.

On July 28, 2006, we filed a Current Report on Form 8-K disclosing the closing of a $5.5 million promissory note transaction with Dutchess Private Equities Fund, L.P. We hereby incorporate by reference into this Supplement and the Prospectus the Current Report on Form 8-K filed on July 28, 2006.

Risk Factors

The following risk factors have been updated to reflect results of operations for the quarter ended May 31, 2006.

We have a history of operating losses and may never achieve profitability.

From inception through May 31, 2006, we have incurred an accumulated deficit in the amount of $223,309,000. For the nine months ended May 31, 2006, we incurred losses from operations in the amount of $8,595,000. We anticipate that we will incur losses from operations for the foreseeable future. Our future revenues may never exceed operating expenses, thereby making the continued viability of our Company dependent upon raising additional capital.

As we have not generated positive cash flow from operations, our ability to continue operations is dependent on our ability to either begin to generate positive cash flow from operations or our ability to raise capital from outside sources.

We have not generated positive cash flow from operations and have relied on external sources of capital to fund operations. At May 31, 2006, we had approximately $261,000 in cash, cash equivalents and securities available for sale, and a working capital deficit of approximately $9,318,000. Our net cash used by operations for the nine months ended May 31, 2006, was approximately $5,038,000.

We currently have an investment agreement with Dutchess Private Equities Fund, L.P. (“Dutchess”), commonly referred to as an equity line of credit. Under that agreement, Dutchess is committed to purchase up to $5,000,000 of our common stock over the 36-month term of the investment agreement. As of July 20, 2006, we have drawn down $1,341,918 of the $5,000,000 commitment, leaving $3,658,082 available under the equity line.

Though we have been successful at raising capital on a best efforts basis in the past, we can provide no assurance that we will be successful in any future best-efforts financing endeavors. We may need to continue to rely upon financing from external sources to fund our operations for the foreseeable future. If we are unable to raise sufficient capital from external sources to fund our operations, we will need to sell assets to meet working capital needs or curtail operations.

Up To
690,873
Shares Common Stock

EAGLE BROADBAND, INC.

Prospectus Supplement No. 3

July 28, 2006